UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the period ended March 31, 2005

Energy East Corporation
__________________________
(Name of registered holding company)

52 Farm View Drive
New Gloucester, ME 04260
_________________________________
(Address of principal executive offices)

GENERAL INSTRUCTIONS

A. Use of Form

1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2. The requirement to provide specific information by means of this form supersedes and replaces any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4. Notwithstanding the specific requirements of this form, the Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B. Statements of Monetary Amounts and Deficits

1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C. Formal Requirements

This form, including exhibits, shall be filed with the Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public-utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D. Definitions

As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.

ITEM 1 - ORGANIZATION CHART

Instructions.

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.
Name of Reporting Company	Type of Business	State of Organization Including Date of Incorporation	Narrative	% of Voting Securities Held

Energy East Corporation	Holding company	NY (1997)	(A)
LNG Storage Partners	Holding company	CT (2000)	(B)	20.09% by Energy East Corporation, 11.06% by CMP Group, 68.85% by Connecticut Energy Corporation
LNG Marketing Partners	Holding company	CT (2000)	(C)	10% by Energy East Corporation, 10% by CMP Group, 80% by Connecticut Energy Corporation

Name of Reporting Company	Type of Business	State of Organization Including Date of Incorporation	Narrative	% of Voting Securities Held

RGS Energy Group, Inc.	Holding company	NY (1998)	(D)	100% by Energy East Corporation
Energetix, Inc.	Electricity and natural gas marketer	NY (1976)	(E)	100% by RGS Energy Group, Inc.
RGS Development Corporation	*	NY (1998)	(F)	100% by RGS Energy Group, Inc.
Connecticut Energy Corporation	Holding company	CT (1999)	(G)	100% by Energy East Corporation
CNE Energy Services Group, Inc.	Energy products and services	CT (1995)	(H)	100% by Connecticut Energy Corporation
Total Peaking Services, LLC	Natural gas storage	DE (1998)	(I)	100% by LNG Storage Partners
Nth Power Technologies Fund I, LP	Energy-related investment	CA (1996)	(J)	7.9% by CNE Energy Services Group, Inc.
CNE Peaking, LLC	Firm in-market gas supply source	DE (1998)	(K)	100% by LNG Marketing Partners

Name of Reporting Company	Type of Business	State of Organization Including Date of Incorporation	Narrative	% of Voting Securities Held

Energy East Enterprises, Inc.	Energy-related investment company	ME (1998)	(L)	100% by Energy East Corporation
New Hampshire Gas Corporation	Natural gas company	NH (1998)	(M)	100% by Energy East Enterprises, Inc.
Seneca Lake Storage, Inc.	Natural gas storage	NY (1998)	(N)	100% by Energy East Enterprises, Inc.
The Energy Network, Inc.	Energy-related investment company	DE (1992)	(O)	100% by Energy East Corporation
Energy East Solutions, Inc.	Energy-related investment company	DE (1998)	(P)	100% by The Energy Network, Inc.
NYSEG Solutions, Inc.	Electricity and natural gas marketer	NY (1998)	(Q)	100% by Energy East Solutions, Inc.
Cayuga Energy, Inc.	Energy-related investment company	DE (1998)	(R)	100% by The Energy Network, Inc.
PEI Power II, LLC	Peaking generation	PA (2000)	(S)	50.1% by Cayuga Energy, Inc.
Carthage Energy, LLC	Peaking generation	NY (1998)	(T)	100% by Cayuga Energy, Inc.
South Glens Falls Energy, LLC	Peaking generation	NY (1998)	(U)	85% by Cayuga Energy, Inc.

Name of Reporting Company	Type of Business	State of Organization Including Date of Incorporation	State of Organization	% of Voting Securities Held

CTG Resources, Inc.	Holding company	CT (1999)	(V)	100% by Energy East Corporation
TEN Companies, Inc.	Energy services	CT (1982)	(W)	100% by CTG Resources, Inc.
The Hartford Steam Company	Heating and cooling services	CT (1961)	(X)	100% by TEN Companies, Inc.
TEN Transmission Company	Natural gas transmission company	CT (1986)	(Y)	100% by TEN Companies, Inc.
CMP Group, Inc.	Holding company	ME (1999)	(Z)	100% by Energy East Corporation
Union Water Power Company	Energy services	ME (1878)	(AA)	100% by CMP Group, Inc.

*  Inactive company

(A) Energy East Corporation is a public utility holding company organized under the laws of the State of New York. Energy East Corporation is a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire, with corporate offices in New York and Maine.
(B) LNG Storage Partners is a holding company that owns Total Peaking Services, LLC.
(C) LNG Marketing Partners is a holding company that owns CNE Peaking, LLC.
(D) RGS Energy Group, Inc. is a public utility holding company organized under the laws of the State of New York. RGS Energy Group, Inc. became the holding company of Rochester Gas and Electric Corporation in 1999.
(E) Energetix, Inc. markets electricity and natural gas services throughout upstate and central New York.
(F) RGS Development Corporation was inactive and was dissolved on January 31, 2005.
(G) Connecticut Energy Corporation is a public utility holding company organized under the laws of the State of Connecticut.

Notes Continued for Item 1:

(H) CNE Energy Services Group, Inc. has an interest in two small natural gas pipelines that serve power plants in Connecticut. CNE Energy Services Group, Inc. also leases a liquefied natural gas plant that serves the peaking gas markets in the Northeast and has an equity interest in an energy technology venture partnership.
(I) Total Peaking Services, LLC is a natural gas storage company.
(J) Nth Power Technologies Fund I, LP is an energy-related investment partnership.
(K) CNE Peaking, LLC is a firm in-market gas supply source.
(L) Energy East Enterprises, Inc. is an energy-related investment company that has natural gas companies in New Hampshire, New York and Maine.
(M) New Hampshire Gas Corporation is a natural gas company that serves customers in a small area in New Hampshire.
(N) Seneca Lake Storage, Inc. is a natural gas storage company in New York.
(O) The Energy Network, Inc. is an energy-related investment company that owns several natural gas marketing and telecommunication companies.
(P) Energy East Solutions, Inc. is an intermediate investment company that owns NYSEG Solutions, Inc.
(Q) NYSEG Solutions, Inc. markets electricity and natural gas in central New York.
(R) Cayuga Energy, Inc. owns an electric generation facility that sells power in the New York Independent System Operator and PJM Interconnection, LLC wholesale markets at time of high demand.
(S) PEI Power II, LLC is a peaking generation company in Pennsylvania.
(T) Carthage Energy, LLC is a peaking generation company in New York.
(U) South Glens Falls Energy, LLC is a peaking generation company in New York.
(V) CTG Resources, Inc. is a public utility holding company organized under the laws of the State of Connecticut.
(W) TEN Companies, Inc. owns and manages a district heating and cooling network in Hartford, Connecticut.
(X) The Hartford Steam Company is a district heating and cooling company in Hartford, Connecticut.
(Y) TEN Transmission Company is a natural gas transmission company in Hartford, Connecticut.
(Z) CMP Group, Inc. is a public utility holding company organized under the laws of the State of Maine. CMP Group, Inc. became the holding company of Central Maine Power Company in 1999.
(AA) Union Water Power Company is an energy services company.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Instructions.

With respect to a transaction with an associate company, report only the type and principal amount of securities involved.

Refer to Energy East Corporation's filing on Form U-6B-2 for the quarter ended March 31, 2005, for Cayuga Energy, Inc., Carthage Energy, LLC, South Glens Falls Energy, LLC, The Energy Network and Energy East Management Corporation. In addition to sales of securities reported on the Form U-6B-2 the following capital contribution occurred in the quarter:
Company Contributing Capital	Energy-Related Company Receiving Funds	Amount of Contribution

Energy East Corporation	Energy East Enterprises, Inc.	$250,000
Energy East Enterprises, Inc.	Maine Natural Gas, LLC	$200,000
The Energy Network, Inc.	Cayuga Energy, Inc.	$768,000
Energy East Solutions, Inc.	NYSEG Solutions, Inc.	$14,773,000
The Energy Network, Inc.	Energy East Solutions, Inc.	$7,855,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Instructions.

1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.
Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Energy East Solutions	PEI Power II, LLC	Gas Supplies	$582,641	-	-	$582,641
NYSEG Solutions, Inc.	New York State Electric & Gas Corporation	Operational Services	$723,835	-	-	$723,835
NYSEG Solutions, Inc.	South Glens Falls, LLC	Gas Supplies	$1,077,293	-	-	$1,077,293
NYSEG Solutions, Inc.	Carthage Energy, LLC	Gas Supplies	$176,359	-	-	$176,359
South Glens Falls, LLC	NYSEG Solutions, Inc.	Electric Supplies	$289,583	-	-	$289,583
Carthage Energy, LLC	NYSEG Solutions, Inc.	Electric Supplies	$487,210	-	-	$487,210
PEI Power II, LLC	NYSEG Solutions, Inc.	Electric Supplies	$2,032	-	-	$2,032
Energetix Corporation	NYSEG Solutions, Inc.	Gas Supplies	$411,588	-	-	$411,588

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Energetix Corporation	New York State Electric & Gas Corporation	Gas - LIRA program	$351,458	-	-	$351,458
Energetix Corporation	NYSEG Solutions, Inc.	Electric - contracts for difference	$744,255	-	-	$744,255
CNE Peaking LLC	The Southern Connecticut Gas Company	Gas Sales	$3,586,340	-	-	$3,586,340

Part II - Transactions performed by associate companies on behalf of reporting companies

Instructions.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

The Southern Connecticut Gas Company	CNE Peaking, LLC	Operational Services	$285,693	-	-	$285,693
The Southern Connecticut Gas Company	Total Peaking Services, LLC	Operational Services	$333,604	-	-	$333,604
The Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	Office lease	$19,932	-	-	$19,932
The Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	Insurance	-	$1,800	-	$1,800
The Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	Operational Services	$21,900	-	-	$21,900

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
The Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	Operational Services	$566	-	-	$566
TEN Companies, Inc.	CNE Energy Services Group, Inc.	Management Services	$15,000	-	-	$15,000
New York State Electric and Gas Corporation	Seneca Lake Storage	Operational Services	$17,625	-	-	$17,625
Rochester Gas and Electric Corporation	Seneca Lake Storage	Operational Services	$4,813	-	-	$4,813
Berkshire Gas Company	New Hampshire Gas Corporation	Management Services	$4,447	-	-	$4,447
New York State Electric and Gas Corporation	New Hampshire Gas Corporation	Management Services	$647	-	-	$647
The Southern Connecticut Gas Company	New Hampshire Gas Corporation	Legal Services	$90	-	-	$90
Berkshire Gas Company	Maine Natural Gas, LLC	Management Services	$10,719	-	-	$10,719
The Southern Connecticut Gas Company	Maine Natural Gas, LLC	Operational Services	$1,824	-	-	$1,824
Connecticut Natural Gas Corporation	Maine Natural Gas, LLC	Operational Services	$12,516	-	-	$12,516
Connecticut Natural Gas Corporation	Maine Natural Gas, LLC	Gas Supplies	$106,305	-	-	$106,305

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Connecticut Natural Gas Corporation	TEN Companies, Inc.	Office lease	$25,162	-	-	$25,162
New York State Electric and Gas Corporation	NYSEG Solutions, Inc.	Gas Supplies	$22,398	-	-	$22,398
NYSEG Solutions, Inc.	Energetix, Inc.	Gas Supplies	$15,371,531	-	-	$15,371,531
NYSEG Solutions, Inc.	Energetix, Inc.	Electric Supply - ICAP	$994,560	-	-	$994,560
New York State Electric and Gas Corporation	Energetix, Inc.	Gas Storage	$4,439	-	-	$4,439
RGS Energy	Energetix, Inc.	Operational Services	$104,644	-	-	$104,644
Rochester Gas & Electric Corporation	Energetix, Inc.	Gas Storage	$12,304	-	-	$12,304
Rochester Gas & Electric Corporation	Energetix, Inc.	Operational Services	$502,304	-	-	$502,304
Central Maine Power Company	Maine Natural Gas, LLC	Operational Services	$225	-	-	$225
Central Maine Power Company	The Union Water Power Company	Billing	$868	-	-	$868
Central Maine Power Company	The Union Water Power Company	Office lease	$9,173	-	-	$9,173
Connecticut Natural Gas Corporation	TEN Companies, Inc.	Operational services	$22,007	-	-	$22,007

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:

Energy East Corporation
($ in Thousands)
Total consolidated capitalization as of March 31, 2005	$5,485,112		line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$822,767		line 2
Greater of $50 million or line 2		$822,767	line 3
Total current aggregate investment: (categorized by major line of energy-related business)

Category i (energy management services and
 demand side management)
Category v (brokering and marketing of
 energy commodities)
Category vi (production, conversion, sale and
 distribution of thermal energy products)
Category viii (development, ownership and
 operation of "qualifying facilities" under the
 Public Utility Regulatory Policy Act of 1978)
Category ix (fuel transportation, handling and
 storage facilities)

	* * * * *

Total current aggregate investment		$30,648	line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$792,119	line 5
Investments in gas-related companies:
LNG Storage Partners	$7,512
LNG Marketing Partners	$9,961

Total current aggregate investment:		$17,473

* Items filed confidentially pursuant to rule 104.

ITEM 5 - OTHER INVESTMENTS

This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Differences in Other Investment

Items filed confidentially pursuant to rule 104.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Copies of the balance sheet (Exhibit 6A-1) and income statements (Exhibit 6A-2) for certain companies listed in Item 1 are filed confidentially pursuant to rule 104.

Financial Statements:

LNG Storage Partners
Balance Sheet - As of March 31, 2005
Income Statement - Three Months Ended March 31, 2005

LNG Marketing Partners
Balance Sheet - As of March 31, 2005
Income Statement - Three Months Ended March 31, 2005

Energetix, Inc.
Balance Sheet - As of March 31, 2005
Income Statement - Three Months Ended March 31, 2005

CNE Energy Services Group, Inc.
Balance Sheet - As of March 31, 2005
Income Statement - Three Months Ended March 31, 2005

Total Peaking Services, LLC
Balance Sheet - As of March 31, 2005
Income Statement - Three Months Ended March 31, 2005

CNE Peaking, LLC
Balance Sheet - As of March 31, 2005
Income Statement - Three Months Ended March 31, 2005

New Hampshire Gas Corporation
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

Seneca Lake Storage, Inc.
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

Energy East Solutions, Inc.
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

NYSEG Solutions, Inc.
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

Cayuga Energy, Inc.
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

PEI Power II, LLC
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

Carthage Energy, LLC
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

South Glens Falls Energy, LLC
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

TEN Companies, Inc.
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

The Hartford Steam Company
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

TEN Transmission Company
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

Union Water Power Company
Balance Sheet - As of March 31, 2005
Income Statement - Three months Ended March 31, 2005

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

None.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

With the signature below, the company certifies that a conformed copy of Form U-9C-3 for the previous quarter has been filed with the following state commissions:

Honorable Janet H. Deixler
Secretary
NYS Department of Public Service
3 Empire State Plaza
Albany, NY 12223

Mr. Dennis Keschl
Administrative Director
Maine Public Utility Commission
242 State Street
18 State House Station
Augusta, ME 04333-0018

Louise Rickard
Executive Secretary
Department of Public Utility Control
10 Franklin Square
New Britain, CT 06051

The Commonwealth of Massachusetts
Department of Telecommunications & Energy
Office of Utility Accounting
One South Station
Boston, MA 02110

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Energy East Corporation
May 31, 2005	By: /s/Robert E. Rude Name: Robert E. Rude Title: Vice President and Controller